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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                            BRISTOL HOTELS & RESORTS
                           (Name of Subject Company)

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                            BRISTOL HOTELS & RESORTS
                       (Name of Person Filing Statement)

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                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

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                                   110041100
                     (CUSIP Number of Class of Securities)

                                 J. PETER KLINE
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            BRISTOL HOTELS & RESORTS
                               14295 MIDWAY ROAD
                              ADDISON, TEXAS 75001
                                 (972) 391-3910
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Person Filing Statement)

                            ------------------------

                                WITH A COPY TO:
                            ROBERT A. PROFUSEK, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939

    / / Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

    The name of the subject company is Bristol Hotels & Resorts, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 14295 Midway Road, Addison, Texas 75001 and the telephone number of the Company's principal executive offices is (972) 391-3910. The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share, of the Company (the "Company Common Stock"). As of February 25, 2000 there were 17,708,686 shares of the Company Common Stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    The name and business address of the Company, which is the entity filing this statement, are set forth in Item 1 above.

    This statement relates to the cash tender offer disclosed in the Tender Offer Statement on Schedule TO, dated March 6, 2000 (the "Schedule TO"), the Offer to Purchase filed as Exhibit (a)(1) thereto (the "Offer to Purchase") and the related Letter of Transmittal filed as Exhibit (a)(2) thereto, filed by Bass PLC, a corporation organized under the laws of England and Wales ("Bass"), and BHR North America, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Bass ("Purchaser"), relating to the offer by Purchaser to purchase all outstanding shares of the Company Common Stock (the "Shares") at a purchase price of $9.50 per Share, net to the seller in cash, without interest (the "Per Share Amount"), on the terms and subject to the conditions set forth in the Offer to Purchase, and in the related Letter of Transmittal and any amendments or supplements thereto (which collectively constitute the "Offer"). The Offer is being made by Purchaser pursuant to the Agreement and Plan of Merger, dated as of February 28, 2000 (the "Merger Agreement"), by and among the Company, Bass and Purchaser, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference.

    The Schedule TO states that the address of the principal executive offices of Purchaser is Three Ravinia Drive, Suite 2900, Atlanta, Georgia 30346. Bass is a corporation organized under the laws of England and Wales, with its principal executive offices located at 20 North Audley Street, London W1Y 1WE. A copy of the joint press release issued by Parent, Purchaser and the Company on February 28, 2000 is filed as Exhibit 3 hereto and incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTION, NEGOTIATIONS AND AGREEMENTS.

    Except as described or referred to below, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Purchaser, Bass or any of their executive officers, directors or affiliates.

    A summary of the material terms of the Holiday Inn Hotel Acquisition, the FelCor Merger and Spin-off Transaction and related agreements between Bass and the Company is included in "Special Factors--Background of the Offer--Holiday Inn Hotel Acquisition," "--FelCor Merger and Spin-off Transaction," "--Hotel Properties Agreement and Franchise Arrangements" and "--Company Stockholders' Agreement and Company Registration Rights Agreement" of the Offer to Purchase which is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of these agreements.

THE MERGER AGREEMENT

    A summary of the material provisions of the Merger Agreement is included in "Special Factors--The Merger Agreement" of the Offer to Purchase which is incorporated herein by reference. Such Summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference. Such summary may not contain all the

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information that is important to you. Accordingly, the Merger Agreement should be read in its entirety for a more complete description of the matters summarized in the Offer to Purchase.

STOCKHOLDER AGREEMENT

    A summary of the material provisions of the Stockholder Agreement is included in "Special Factors--The Stockholder Agreement" of the Offer to Purchase which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Stockholder Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference. Such summary may not contain all the information that is important to you. Accordingly, the Stockholder Agreement should be read in its entirety for a more complete description of the matters summarized in the Offer to Purchase.

    The Merger Agreement also provides that Bass will cause Purchaser to honor employment agreements to which the Company is a party and provide certain indemnities to directors and officers of the Company. The material terms of these arrangements are described next.

EMPLOYMENT AGREEMENTS

    The Company has entered into employment agreements with each of J. Peter Kline (the "Kline Employment Agreement"), John A. Beckert (the "Beckert Employment Agreement") and Jeffrey P. Mayer (the "Mayer Employment Agreement").

    The Kline Employment Agreement provides that Mr. J. Peter Kline will serve with the Company on a full-time basis for a four-year term at an annual salary of $450,000 (retroactive to January 1 in the year of signing) and an annual bonus in an amount not less than 50% of his base salary based upon performance objectives established by the Compensation Committee of the Board of Directors. Mr. Kline is eligible to participate in any awards of options or other equity rights that are made under the 1995 Equity Incentive Plan, at such levels and on such terms as may be determined by the Compensation Committee. Mr. Kline is also entitled to participate in all retirement and welfare plans and programs of the Company in which executive officers of the Company participate. Mr. Kline's rights under such plans and programs are governed by the terms thereof and may not be enlarged or otherwise affected by the Kline Employment Agreement. The Company, in its sole discretion, may amend or terminate any such plan at any time.

    Under the Kline Employment Agreement, Mr. Kline is entitled to certain payments upon termination of his employment. If Mr. Kline's employment is terminated because of his death, a "Disability" or for reason other than "Cause" the Company shall pay to Mr. Kline or his legal representative a cash payment equal to two times the average of his total cash compensation for the preceding two calendar years, made in a single lump sum within 15 calendar days after Mr. Kline's termination, and during the two-year period beginning on the date of termination, the Company will continue to provide Mr. Kline with any welfare benefits that he was receiving from the Company immediately prior to his termination. Additionally, on the date of Mr. Kline's termination, all options and other equity rights granted to Mr. Kline will vest and become exercisable.

    If Mr. Kline's employment is terminated by the Company for Cause, Mr. Kline is entitled to no salary or welfare benefits (other than as required by law) which might otherwise accrue after the termination date.

    Mr. Kline has agreed that he will not solicit any employees of the Company for a period of two years after his termination.

    The Beckert Employment Agreement provides that Mr. John A. Beckert will serve as the Chief Operating Officer and Executive Vice President of the Company on a full-time basis at an annual salary of $450,000. The remaining terms of the Beckert Employment Agreement are substantially identical to those contained in the Kline Employment Agreement.

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    The Mayer Employment Agreement provides that Mr. Jeffrey P. Mayer will serve with the Company on a full-time basis for a four-year term at an annual salary of $275,000 and an annual bonus determined by the Compensation Committee based on performance objectives established by it. Mr. Mayer was granted
50,000 shares of restricted stock and options to purchase 80,000 shares of Company Common Stock, which vest at the rate of 25% per year. He is also entitled to participate in any subsequent awards of options under the Company's Equity Incentive Plan and to participate in any retirement and welfare plans of the Company.

    If within one year following a change of control either (i) Mr. Mayer's employment is terminated (other than for Cause, death or Disability), (ii) his base salary is reduced, or (iii) neither Mr. Kline nor Mr. Beckert holds the position of Chief Executive Officer, then Mr. Mayer will be entitled to receive a severance benefit, calculated in the same manner as provided under the Kline and Beckert Employment Agreements. If Mr. Mayer's responsibilities are substantially reduced, whether before or after a change of control, then if Mr. Mayer terminates his employment, he will be entitled to receive 75% of the average annual cash compensation for the preceding two calendar years, to the continuation of his welfare benefits for an additional nine months, and to the immediate vesting of 50% of all options, shares of restricted stock and other equity rights.

    If Mr. Mayer's employment is terminated by the Company other than for Cause, death or Disability or if Mr. Mayer's base salary is reduced at any time below the then-current amount and Mr. Mayer terminates his employment, then Mr. Mayer will be entitled to a cash payment equal to his total cash compensation (including bonus) for the preceding calendar year, the continuation of his welfare benefits for an additional one year period, and to the immediate vesting of 50% of all options, shares of restricted stock and other equity rights.

    The remaining terms of the Mayer Employment Agreement are substantially identical to those contained in the Kline Employment Agreement.

INDEMNIFICATION

    The Merger Agreement requires that, at the effective time of the Merger, the certificate of incorporation and bylaws of the Surviving Corporation include indemnification provisions substantially equivalent to those contained in the certificate of incorporation and bylaws of the Company as of the date of the Merger Agreement. The indemnification provisions in the certificate of incorporation and bylaws of the Surviving Corporation shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who as of February 28, 2000 were directors, officers, employees, fiduciaries or agents of the Company or its subsidiaries or who otherwise would be entitled to indemnification under the certificate of incorporation, bylaws or indemnification agreements of the Company or its subsidiaries (the "Indemnified Parties"). The indemnification provisions are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives.

    The Company and the Surviving Corporation, as applicable, will maintain in effect for not less than six years after the Offer Completion Date policies of directors' and officers' liability insurance (containing terms and conditions with respect to coverage and amount which are not less advantageous to the Persons currently covered by such policies of the Company and its subsidiaries as insured) with respect to matters existing or occurring at or prior to the Offer Completion Date. However, in satisfying its obligations under the indemnification provisions in the Merger Agreement, the Surviving Corporation is not obligated to pay annual premiums in excess of 200% of the amount per annum the Company paid for the fiscal year ending December 31, 1999, and if the premium for such coverage exceeds such amount, Parent or the Surviving Corporation is required to purchase a policy with the greatest coverage available for such 200% of the amount spent per annum by the Company for its fiscal year ending December 31, 1999.

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    Article Ninth of the Company's Certificate of Incorporation, as amended to date, eliminates directors' personal liability to the Company's shareholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

    Article Tenth of the Company's Certificate of Incorporation and Section 34 of the Company's Bylaws, as amended to date, require that the Company indemnify any director or officer of the Company or a subsidiary, or any person serving at the request of the Company or a subsidiary as a director, officer or member of another corporation, partnership, joint venture, trust, committee or other enterprise or any person who is or was an employee or agent of the Company or a subsidiary, as deemed advisable by the Board, to the fullest extent permitted by Delaware law or any other applicable law. The indemnification and advancement of expenses permitted by law continue as to a person who has ceased to be a director, officer or employee or agent of the Company and inure to the benefit of the heirs, executors and administrators of such a person.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

BOARD RECOMMENDATION

    On February 27, 2000, the Board of Directors (the "Board") unanimously (with Mr. Thomas R. Oliver, the member of the Board affiliated with Bass, not participating in the meeting) approved the Merger Agreement and determined to recommend that stockholders tender their Shares pursuant to the Offer. The joint press release announcing the Offer and the Merger and a letter from J. Peter Kline, the Company's Chairman and Chief Executive Officer, relating to the Offer and the Merger are filed as Exhibits 3 and 4, respectively, to this Schedule 14D-9.

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BACKGROUND

    In 1997, Bass acquired a substantial equity interest in Bristol Hotel Company, the predecessor to the Company ("BHC"), in a transaction in which BHC acquired ownership and management interests in 45 owned and 15 managed hotel properties from Bass. In July 1998, BHC, in effect, sold all of its hotel ownership interests to FelCor Lodging Trust pursuant to a merger and simultaneous spin-off of the Company's Shares to the former stockholders of BHC. The Company became primarily a hotel management company in the FelCor merger/spinoff transaction, operating about 100 properties under leases from FelCor and managing about 12 other properties. Following the FelCor transaction, The Hampstead Group, a private equity firm which had provided substantially all of the capital for the organization of BHC in 1995, beneficially owned 39.9% of the Company's common stock and had a 14.2% ownership interest in FelCor and Bass had equity interests of 9.9% in the Company and 13.3% in FelCor.

    From time to time following the FelCor merger/spin-off transaction, representatives of the Company and Hampstead had informal discussions with representatives of other hospitality industry companies, including Bass, relating to possible strategic transactions, including possible business combination transactions. The discussions included consideration of a possible business combination transaction with Bass initiated by representatives of Hampstead in the Spring of 1999. However, representatives of Bass informed representatives of the Company and Hampstead that Bass did not desire to pursue such a possible business combination at that time, and the Company's senior management did not subsequently engage in substantive discussions of a possible business combination transaction with Bass or any potential strategic partners until early in 2000.

    In late 1999, the Company's senior management, in consultation with the Board, began exploring the Company's strategic alternatives in light of, among other factors, the highly competitive conditions in the hospitality industry, the substantial declines in the equity valuations of hospitality industry companies in the securities markets and the trend on the part of hotel franchisees toward self-management, rather than using third-party managers. In connection with this process, the Company's senior management engaged in exploratory discussions with representatives of other hotel companies, including Bass, regarding whether they would be interested in pursuing a possible business combination with or acquisition of the Company.

    On January 12, 2000 Mr. Kline telephoned Mr. Thomas Oliver, a director of Bass and a director of the Company, to inform him that the Company had received informal inquires from other companies regarding a possible business combination transaction and suggested that Bass may wish again to consider such a transaction. At a hotel industry convention on January 19, 2000, representatives of Bass met with Mr. Kline, who confirmed his previous conversation regarding other potentially interested parties and asked if Bass would be interested in considering such a possibility. The Bass representatives suggested that the matter should be pursued in discussions with senior management of Bass in London.

    On January 25th, Mr. Kline met with senior executives of Bass in London. Among other things, Mr. Kline inquired as to whether Bass had any interest in pursuing a possible business combination with the Company, stating that a case could be made for an acquisition of the Company at a price of between $8-$12 per share. Shortly after the London meeting, Mr. Kline telephoned Mr. Oliver and informed him that the Board would at its next meeting consider the Company's strategic alternatives, including whether to initiate a process which could lead to the possible sale of the Company. Mr. Oliver indicated that he believed that Bass might be willing to consider such a transaction, but would require substantial financial and operational information to assess the matter. On February 1, Bass Hotels & Resorts, a subsidiary of Bass ("BHR"), and the Company executed a confidentiality agreement and Bass's due diligence review of the Company commenced shortly thereafter. During the period from February 2-3, 2000, BHR executives met with Mr. Kline and Mr. Mayer, the Company's Chief Financial Officer, to discuss the structure and composition of the Company's home office functions and to review a comparison of the Company's budgets for prior years and fiscal year 2000 to the Company's actual performance in prior years.

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    At the hotel industry convention in mid-January, Messrs. Kline and Mayer conducted informal discussions with other hotel industry executives regarding possible strategic transactions, including business combination transactions. A representative of one of those companies indicated that he believed that his company might be interested in pursuing the possible acquisition of the Company, and requested that the Company provide financial and operational information to permit it to consider the matter further. Thereafter, the parties entered into a confidentiality agreement and the Company furnished the requested information. On February 4, 2000, that company informed Mr. Kline that its preliminary price range was $8.00 to $9.00 per share.

    On February 11th, Mr. Kline contacted Mr. Thomas Arasi, President of the Americas division of Bass Hotels & Resorts, to inquire as to whether Mr. Oliver believed that any indication of interest that Bass might submit if requested to do so by the Board would be within the $8-$12 per share price range that Mr. Kline had indicated in the London meetings. Mr. Arasi replied that, if Bass submitted an indication of interest, he thought that it would be within the range, but that he could not be more specific. Mr. Kline responded that another company had expressed an interest in acquiring the Company within the indicated range. On February 14th, Mr. Kline telephoned Mr. Oliver and asked if he could be more specific on the price per share that Bass might be willing to offer. Mr. Oliver stated that he thought that Bass was moving towards the range of $9-$10 per share.

    On February 15th, the Board met to consider the Company's strategic alternatives. Mr. Oliver, who is a member of the Board, did not participate in that meeting in light of the discussions between Bass and the Company. The February 15th Board meeting was extensive and wide-ranging. In the meeting, the Company's senior management reviewed the Company's financial performance and future prospects, the strategic alternatives available to it and the informal discussions that had been conducted to date with other parties relating to a possible business combination transaction. In addition, a representative of Jones, Day, Reavis & Pogue, the Company's counsel, reviewed the directors' fiduciary duties in this context and related legal matters. The Board also considered whether it was reasonably likely that any potential bidders other than Bass and the hotel industry company that had given an informal indication of interest on February 4th would pursue a transaction at levels superior to those indicated to date. At the conclusion of the meeting, the Board determined that it was not necessary for it to make a decision as to whether to pursue any particular transaction at that time, but that management should request that both Bass and the other company submit indications of interest to assist the Board in making a determination as to what strategic alternative to pursue. The Board also authorized management to engage an investment banking firm to advise the Board if a decision were made to pursue a particular transaction and established a directorate committee to consider, following input from an outside employee compensation consulting firm, whether changes to the Company's general severance policies and other employee arrangements were appropriate in these circumstances.

    Following the February 15th meeting of the Board, representatives of the Company informed representatives of Bass of the Board's request that Bass submit an indication of interest with respect to the possible acquisition of the Company by February 25th, the date of the next scheduled Board meeting. Representatives of Bass informed representatives of the Company that they were unsure as to whether Bass would make a submission of the type requested or, if so, as to the timing thereof, but indicated that Bass was considering the matter internally. The same request was made by representatives of the Company of a representative of the other hotel industry company that had submitted an informal indication of interest on February 4th, who indicated that he believed that the other company would submit an indication of interest by the requested time. Jones Day subsequently forwarded to representatives of both companies a draft merger agreement and stockholder agreement with the request that markups of these documents accompany any indication of interest they might choose to submit.

    During the week of February 21st, Mr. Kline discussed with representatives of Bass a number of issues relating to a potential acquisition of the Company by Bass, including whether, if Bass were to determine to make a proposal, the proposal would be contingent on Bass successfully concluding its negotiations with

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FelCor concerning replacing the existing FelCor leases with management contracts. Mr. Kline indicated that he believed that any such condition would not be favorably received by the Board. During this period, Mr. Kline and other representatives of the Company also had contacts with the representative of the other hotel industry company that had indicated an interest in pursuing a possible business combination.

    On February 25th, the company that had submitted an informal indication of interest on February 4th submitted a written proposal to acquire the Company at a price range that was substantially below the price that had been previously indicated. The proposal was conditioned on various events, including obtaining financing and the negotiation of an agreement to modify the FelCor-Company leases, and was not accompanied by mark-ups of the forms of documents previously furnished to that company.

    Later that day, Bass submitted a letter indicating that, if requested to do so by the Board, Bass would consider making a proposal to acquire the Company at a price per share of $9.50, along with detailed comments on the draft merger documents previously furnished to it by Jones Day. Bass also confirmed that it would not condition any such proposal on modifying the FelCor leases (but that FelCor's consent, required under other agreements, would be obtained during the period in which definitive documentation was being prepared).

    The Board met by telephone conference on February 25th to consider the Company's strategic alternatives in light of, among other things, the indications of interest that the Company had received earlier that day. At the meeting, the Company's senior management, with the assistance of a representative of Jones Day, reviewed the two indications of interest in detail. It was the consensus of the Board that the submission from the hotel industry company that had given its initial indication of interest on February 4th was not sufficient to serve as a basis for further negotiation given its conditionality and the fact that it was at a price that was substantially lower than the $9.50 per share price indicated by Bass. However, it was the consensus of the Board and senior management that the other company should be offered an opportunity to increase its indicated price and modify its stated conditions.

    The Board then considered again whether it was reasonably likely that a third party would submit a proposal that was superior to that submitted by Bass. It was the consensus of the Board that there was not a reasonable likelihood that this would occur in light of, among other factors, the informal discussions that had been conducted with other hotel industry participants over the past several weeks, the price indicated by Bass (which represented an 80% premium over the average closing sales price for Shares over the previous 20 trading days), the willingness of Bass to proceed without reaching agreements to modify the FelCor leases (which the Board believed other potential bidders would be unlikely to do) and the possibility that delaying the process might cause Bass to withdraw its indication or lower its indicated price. Accordingly, the Board instructed management and Jones Day to engage in discussions with representatives of Bass to determine whether the parties could agree to definitive documentation for the Board's subsequent consideration, and adjourned the February 25th Board meeting to February 27th.

    After the Board meeting, Mr. Kline contacted Mr. Oliver to inform him that the Bristol Board would be willing to consider a Bass offer at $9.50 per share subject to negotiation of definitive documentation. Mr. Kline also contacted a representative of the other company to advise as to the Board's decision relating to its revised indication of interest. However, the other company did not modify its revised indication of interest.

    Counsel for Bass and the Company met in New York City on February 26th and 27th to negotiate the terms of the merger documentation. Representatives of Bass also met with representatives of the Company to discuss other matters relating to the transition of the Company business to Bass. Discussions relating to the merger documentation were concluded on February 27th.

    The Board reconvened its February 25th meeting on February 27th by telephone conference. At the reconvened meeting, the Company's senior management reviewed the discussions with representatives of Bass that had been conducted since the February 25th meeting began, including as to changes in the Company's severance policy (which did not apply to the Company's three most senior executives, including

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Mr. Kline, who were parties to employment/severance agreements entered into several years earlier) and other employee-related matters. Thereafter, a representative of Jones Day reviewed the directors' fiduciary duties in this setting, and also reviewed in detail the principal provisions of the documentation that had been negotiated with Bass, including the agreement Bass required Hampstead to enter into in support of the transaction. Counsel also reviewed in detail the provisions of the documentation or other aspects of the possible transaction in which it could be said that members of management, the Board or Hampstead had interests that were in addition to or different from the interests of the Company's stockholders generally. Thereafter, representatives of Prudential Securities Incorporated ("Prudential"), the Company's financial advisor, provided such firm's financial analysis of the Bass transaction, at the conclusion of which Prudential orally advised the Board (which advice was subsequently confirmed in writing) that, subject to formal approval by Prudential's Fairness Opinion Committee (which was obtained later that day), the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger is fair to the stockholders (other than Bass and its affiliates) from a financial point of view. Following discussion, the Board, among other things, approved the Merger Agreement and resolved to recommend that the Company's stockholders tender their Shares pursuant to the Offer.

    The Merger Agreement and related documents were approved by the Bass Board of Directors on February 28, 2000, after which (but before the commencement of trading) Bass and the Company jointly announced the Merger Agreement and the Offer.

REASONS FOR THE BOARD'S RECOMMENDATION

    In adopting the Merger Agreement and approving the transactions contemplated thereby, and recommending that stockholders accept the Offer and tender their Shares pursuant to the Offer, and approve the Merger and adopt the Merger Agreement, the Board considered a number of factors, including, in addition to the factors mentioned in "Background of the Offer" above in this Item 4, the following:

        (1) The financial and other terms of the Offer, the Merger Agreement and the related transaction agreements;

        (2) Prudential's financial presentation at the February 25-27, 2000 Board meeting and such firm's opinion that, based upon and subject to certain matters stated in its opinion, the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger is fair to the stockholders (other than Bass and its affiliates) from a financial point of view (the "Prudential Opinion"). The full text of the Prudential Opinion, which sets forth the matters considered and the assumptions made by Prudential, is attached hereto as Annex I and is incorporated herein by reference. Stockholders are urged to read the Prudential Opinion in its entirety. The Prudential Opinion is directed only to fairness, from a financial point of view, of the $9.50 per Share cash consideration to be received by stockholders (other than Bass and its affiliates) pursuant to the Offer and the Merger, and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer;

        (3) That the $9.50 per Share cash consideration to be paid in the Offer and the Merger represents a premium of 65% over the closing price of the Company's Common Stock ($5.75) on the NYSE on February 25, 2000 (the last full trading day prior to the execution of the Merger Agreement), and an 80% premium to the average closing sales price for Shares for the 20 trading days ended February 25, 2000;

        (4) The absence of a financing condition to the Offer or a condition relating to the modification of the Company's leases with FelCor, and the perceived ability of Bass and Purchaser to consummate the Offer, the Merger and the transactions contemplated by the Merger Agreement;

        (5) The Company's future prospects, financial resources, ability to access the capital markets and the alternatives available to the Company as a stand-alone enterprise;

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        (6)  The increased competition in all segments of the Company's businesses from other companies, particularly those with substantially greater financial resources;

        (7) General conditions in the hospitality industry that have adversely affected, and are expected to continue to adversely affect, the Company's relative competitive position unless it becomes a part of a larger, more diversified company such as Bass;

        (8) The Board's belief that the Offer and the Merger represent an opportunity to reduce certain of the risks described in the foregoing considerations by effecting a strategic business combination with a larger, more diversified company and to enter into a transaction which the Board believed was predicated on an attractive valuation for the Company's stockholders; and

        (9) The provisions of the Merger Agreement which permit the Board to consider an unsolicited superior proposal if one were to be made.

    The Board also considered three principal relative detriments of the Offer and the Merger:

        (1) The Offer and the Merger would be effected in highly competitive and rapidly changing industry conditions which, among other factors, had resulted in decreases in the market prices for hospitality companies, including the Company, during 1998 and 1999;

        (2) As a result of the Offer and the Merger, the benefits of the Company's long-term prospects would not be realized by the existing stockholders; and

        (3) The terms of the Merger Agreement limiting the Company's ability to consider other acquisition proposals and requiring the Company to pay a $7.0 million termination fee in certain circumstances make it more difficult for another potential bidder to propose to acquire the Company on a basis that would be superior to that contemplated by the Merger Agreement.

However, the Board determined that the foregoing detriments were outweighed by the potential benefits of the transactions described above.

    The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation and approval of the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Bristol Board may have given different weights to different factors.

    A summary of the material provisions of the Prudential Opinion and related analysis is included in "Special Factors--Opinion of Financial Advisor to the Company Board" of the Offer to Purchase which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Prudential Opinion, a copy of which is attached hereto as Annex I and incorporated herein by reference.

INTENT TO TENDER

    To the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries currently intend to tender all shares of the Company Common Stock which are held of record or beneficially owned by such persons pursuant to the Offer, other than the Company Common Stock, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    By letter agreement, dated as of February 17, 2000, the Company engaged Prudential for the purpose of providing an opinion as to the fairness, from a financial point of view, to stockholders of the Company of the consideration to be received by them in a potential business combination transaction involving the

Company. In consideration of such services, the Company has agreed to pay Prudential a fee of $400,000 at the time Prudential's Opinion is delivered. By a separate letter agreement, dated as of February 24, 2000, the Company also has agreed to indemnify Prudential against certain liabilities, including liabilities under the Federal securities laws.

    Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    During the past sixty days, no transactions in the Company Common Stock have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

SUBJECT COMPANY NEGOTIATIONS

    Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof;
(ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization, indebtedness or dividend rate or policy of the Company.

TRANSACTIONS AND OTHER MATTERS

    Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION.

CERTAIN PROJECTIONS

    Certain projections (collectively, the "Projections") of the Company's future operating performance were prepared by senior management of the Company and provided to Bass in connection with its review and evaluation of the Company and the ensuing negotiations of the Merger Agreement. The Company does not as a matter of course make public forecasts as to future operations.

    PROJECTIONS OF THIS TYPE ARE BASED ON ESTIMATES AND ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC, INDUSTRY AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE PROJECTED RESULTS WOULD BE REALIZED OR THAT ACTUAL RESULTS WOULD NOT BE SIGNIFICANTLY HIGHER OR LOWER THAN THOSE PROJECTED. IN ADDITION, THE PROJECTIONS WERE PREPARED BY THE COMPANY NOT WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS AND FORECASTS. THE INCLUSION OF THIS INFORMATION SHOULD NOT BE REGARDED AS AN INDICATION THAT BASS, PURCHASER OR THEIR ADVISORS OR ANYONE WHO RECEIVED THIS INFORMATION CONSIDERED IT A RELIABLE PREDICTOR OF TRUE OPERATING RESULTS AND THIS INFORMATION SHOULD NOT BE RELIED UPON AS SUCH. THE PROJECTIONS ARE BASED UPON A VARIETY OF ASSUMPTIONS RELATING TO THE BUSINESSES OF THE COMPANY WHICH, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY, MAY NOT BE REALIZED, AND ARE SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY. NONE OF BASS, PURCHASER, THE COMPANY, OR ANY OTHER PARTY ASSUMES RESPONSIBILITY FOR THE ACCURACY OR VALIDITY OF THE FOLLOWING PROJECTIONS.

                            BRISTOL HOTELS & RESORTS
                                  2000 BUDGET
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

Room Revenue................................................  $593,381
Other Revenue...............................................   188,954
  TOTAL REVENUE.............................................   782,335
                                                              --------
Property-Level Income.......................................   287,613
Owner's Distribution........................................  (251,476)
                                                              --------
  Leakage to Bristol........................................    36,137
Third Party Management Fees.................................     3,790
Construction/Purchasing Fees................................     2,418
Corporate Overhead..........................................   (25,297)
                                                              --------
  EBITDA....................................................    17,048
Depreciation and Amortization...............................    (3,011)
Other Income/Expenses.......................................     1,777
  Income Before Taxes.......................................    15,814
  Income Taxes..............................................    (6,247)
                                                              --------
NET INCOME..................................................     9,567
                                                              --------
EARNINGS PER DILUTED SHARE..................................      0.54
                                                              --------

Occupancy...................................................      67.1 %
Average Rate................................................  $  88.66
Revenue per Available Room..................................  $  59.46

ITEM 9. EXHIBITS.

    (1) Agreement and Plan of Merger, dated as of February 28, 2000, by and among Bristol Hotels & Resorts, Bass PLC and BHR North America, Inc. (incorporated by reference to Exhibit (d)(1) to the Schedule TO, filed March 6, 2000, of Bass PLC and BHR North America, Inc.)

    (2) Stockholder Agreement, dated as of February 28, 2000, by and among BHR North America, Inc., United/Harvey Holdings, L.P. and Bass PLC (incorporated by reference to Exhibit (d)(3) to the Schedule TO, filed March 6, 2000, of Bass PLC and BHR North America, Inc.)

    (3) Joint Press Release issued by Bristol Hotels & Resorts, Bass PLC and BHR North America, Inc. on February 28, 2000 (incorporated by reference to the Company's Schedule 14D-9, filed February 28, 2000).

    (4) Letter to holders of the Company Common Stock dated March 6, 2000.+

    (5) Opinion of Prudential Securities Incorporated dated February 27, 2000 (incorporated by reference to Annex I of the Company's
Solicitation/Recommendation Statement on Schedule 14D-9, filed March 6, 2000).+

------------------------

+   Included in copies mailed to holders of the Company Common Stock.

                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2000

                                                       BRISTOL HOTELS & RESORTS

                                                       By:  /s/ PETER KLINE
                                                            -----------------------------------------
                                                            J. Peter Kline
                                                            Chairman of the Board and Chief Executive
                                                            Officer

                                                                         ANNEX I

February 27, 2000

The Board of Directors
Bristol Hotels & Resorts
14295 Midway Road
Addison, TX 75001

Members of the Board of Directors,

    We understand that Bristol Hotels & Resorts, a Delaware corporation (the "Company"), Bass PLC, a corporation organized under the laws of England and Wales ("Parent"), and BHR North America, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Parent ("Purchaser"), propose to enter into an Agreement and Plan of Merger (the "Merger Agreement") whereby Purchaser will be merged with and into the Company (the "Merger"). Under the Merger Agreement, Parent shall cause Purchaser to commence a cash tender offer (the "Offer") to purchase all of the Company's issued and outstanding shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock") (other than Common Stock owned by Parent and its Subsidiaries), for $9.50 per share, net to the seller in cash, without interest, or such higher price as may be paid in the Offer (the "Common Stock Consideration"). Shares not purchased in the Offer (other than shares owned by Parent and its Subsidiaries) will be converted into the right to receive the Common Stock Consideration pursuant to a subsequent merger of Purchaser with and into the Company.

    You have requested our opinion as to the fairness, from a financial point of view, of the Common Stock Consideration to be received by stockholders of the Company (other than Parent and its affiliates) in the Offer and Merger.

    In conducting our analysis and arriving at the opinion expressed herein, we have reviewed such materials and considered such financial and other factors as we deemed relevant under the circumstances, including:

    (i) the Merger Agreement and the Stockholders Agreement referred to therein;

    (ii) certain publicly available historical financial and operating data concerning the Company including, but not limited to, the Annual Reports on Form 10-K of the Company for the fiscal years ended December 31, 1997 and 1998;

   (iii) historical stock market prices and trading volumes for the Common
         Stock;

    (iv) publicly available financial, operating and stock market data concerning certain companies engaged in businesses we deemed comparable to the businesses of the Company, or otherwise relevant to our inquiry; and

    (v) such other financial studies, analyses and investigations that we deemed appropriate.

    We have discussed with senior management of the Company: (i) the past and current operating and financial condition of the Company, (ii) the prospects for the Company, including its future financial performance and (iii) such other matters we deemed relevant.

    In connection with our review and analysis and in arriving at our opinion, we have relied upon the accuracy and completeness of the financial and other information that is publicly available or was provided to us by the Company and we have not undertaken any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company. With respect to certain prospective financial information for the Company provided to us by the management of the Company, we have assumed that such information (and the assumptions and bases therefor) has been reasonably prepared and represents management's best currently available estimate as to the future financial performance of the Company. Further, our opinion is based on economic, financial and market conditions as they currently exist and can only be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof.

    In connection with the preparation of this opinion, we have not been authorized by the Company or its Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or part of the Company.

    Our opinion does not address, nor should it be construed to address, the relative merits of Merger, on the one hand, or any alternative business strategies that may be available to the Company, on the other hand. In addition, our opinion does not address the fairness of the Offer or the Merger to Parent with regard to the 1,713,631 shares of Common Stock currently owned by Parent.

    We have been retained by the Company to render this opinion in connection with the Offer and the Merger and will receive an advisory fee for such services. In the ordinary course of business we may actively trade the Common Stock for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    This letter and the opinion expressed herein are for the use of the Board of Directors of the Company. This opinion does not constitute a recommendation to the stockholders of the Company as to whether such stockholders should tender their Shares in the Offer or how such stockholders should vote in connection with the Merger or as to any other action such holders should take regarding the Offer or the Merger. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner without our prior written consent, except that the Company may include this opinion in its entirety in any materials relating to the Offer or the Merger sent to the Company's stockholders and filed with the Securities and Exchange Commission.

    Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Common Stock Consideration to be paid to the stockholders of the Company (other than Parent and its affiliates) in the Offer and the Merger is fair from a financial point of view.

                                          Very truly yours,
                                          PRUDENTIAL SECURITIES INCORPORATED

                                                                        ANNEX II

                            BRISTOL HOTELS & RESORTS
                               14295 MIDWAY ROAD
                              ADDISON, TEXAS 75001

                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                            ------------------------

        NO VOTE OR OTHER ACTION OF BRISTOL HOTELS & RESORTS STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO
         PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO
                    SEND A PROXY TO BRISTOL HOTELS & RESORTS
                            ------------------------

    This Information Statement is being mailed on or about March 6, 2000 as part of a Solicitation/ Recommendation Statement on Schedule 14D-9 (the
"Schedule 14D-9") of Bristol Hotels & Resorts, a Delaware corporation (the "Company") to the holders of shares of the common stock of the Company, par value $0.01 per share (the "Company Common Stock"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the
Schedule 14D-9. This Information Statement is being furnished in connection with the possible designation by Bass PLC, a corporation organized under the laws of England and Wales ("Bass" or "Parent"), and BHR North America, Inc., a Delaware corporation and indirect, wholly owned subsidiary of Parent ("Purchaser"), of persons to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated February 28, 2000 (the "Merger Agreement"), among the Company, Parent and Purchaser.

    The Merger Agreement provides that, promptly upon the purchase of Shares pursuant to the Offer, and from time to time thereafter, the Parent is entitled to designate such number of directors, rounded up to the next whole number, as will give the Parent representation on the Board (including committees of the Board) that is proportionate to its ownership interest in the Company (the "Parent Designees"). Notwithstanding the foregoing, at all times prior to the time and date on which the Merger becomes effective, the Board will include at least two directors who are currently directors of the Company (the "Continuing Directors"). After the appointment of the Parent Designees to the Board, all decisions on behalf of the Company with respect to the Merger Agreement and amendments of the Company's Certificate of Incorporation and Bylaws must be approved by a majority of the Continuing Directors. The Merger Agreement provides that, at the request of the Parent, the Company will promptly satisfy Parent's entitlement to designate Parent Designees by (1) increasing the size of the Board or (2) using its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable the Parent Designees to be elected by the Board, or both, and will use its reasonable best efforts to cause the Parent Designees promptly to be so elected.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

GENERAL

    The outstanding voting securities of the Company as of February 28, 2000 consisted of 17,808,686 shares of Company Common Stock, with 1,227,350 shares reserved for issuance pursuant to outstanding stock options. The holders of Company Common Stock are entitled to one vote for each share held of record by them.

BENEFICIAL OWNERSHIP

    The following table indicates the beneficial ownership of Company Common Stock, as of March 6, 2000, by (i) each person known to the Company to own beneficially more than 5% of the outstanding shares of Company Common Stock,
(ii) each director and Named Executive Officer (as defined herein) of the Company and (iii) all directors and executive officers of the Company as a group. Except as otherwise indicated, the address of the individuals named in the table is 14295 Midway Road, Addison, Texas 75001. For purposes of the table, a person or group is deemed to have "beneficial ownership" of any shares as of a given date which such person has the right to acquire within 60 days of such date.

                                                                          PERCENTAGE
                                                               NUMBER         OF
                                                              OF SHARES   OUTSTANDING
BENEFICIAL OWNER                                                OWNED       SHARES
----------------                                              ---------   -----------
United/Harvey Holdings, L.P.................................  7,065,436     39.90%
  4200 Texas Commerce Tower
  2200 Ross Avenue
  Dallas, Texas 75201

Bass America, Inc...........................................  1,713,629      9.68%
  20 North Audley Street
  London, W1Y1WE

Baron Capital (1)...........................................  2,129,675     12.03%
  767 Fifth Avenue, 24th Floor
  New York, New York 10153

GeoCapital, LLC (2).........................................  1,643,045      9.28%
  767 Fifth Avenue, 45th Floor
  New York, New York 10153-4590

Wellington Management Company, LLP (3)......................    974,000      5.50%
  75 State Street
  Boson, Massachusetts 02109

J. Peter Kline (4)..........................................    736,300      4.16%
Robert L. Miars (5).........................................    500,077      2.82%
John A. Beckert (4).........................................    486,802      2.75%
Jeffrey P. Mayer (6)........................................    169,750      *
David A. Dittman (7)........................................     19,750      *
Reginald K. Brack, Jr. (8)..................................     48,548      *
James J. Pinto (9)..........................................     57,385      *
Thomas R. Oliver............................................         --         --
Robert A. Whitman...........................................         --         --
Kurt C. Read................................................         --         --
All directors and executive officers as a group
  (10 persons)..............................................  2,018,612     11.40%

Legend:

*   Less than 1%.

(1) As reported on Schedule 13G/A filed with the SEC February 11, 2000.

(2) As reported on Schedule 13G/A filed with the SEC February 8, 2000.

(3) As reported on Schedule 13G filed with the SEC February 11, 2000.

(4) Includes 7,500 shares which Messrs. Kline and Beckert each have the right to acquire through the exercise of options.

(5) Includes 14,500 shares which Mr. Miars has the right to acquire through the exercise of options.

(6) Includes 99,750 shares which Mr. Mayer has the right to acquire through the exercise of options.

(7) Includes 19,750 shares which Mr. Dittman has the right to acquire through the exercise of options.

(8) Includes 16,150 shares which Mr. Brack has the right to acquire through the exercise of options.

(9) Includes 8,500 shares which Mr. Pinto has the right to acquire through the exercise of options.

                             THE BOARD OF DIRECTORS

    The information contained in this Information Statement concerning the Parent Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of the information.

PARENT DESIGNEES

    The Parent has informed the Company that it will choose the Parent Designees from the individuals shown in the table below to serve on the Board. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Parent Designees currently is a director of, or holds any position with, the Company. To the Parent's knowledge, except as set forth below and in the Offer to Purchase, none of the Parent Designees or any of their associates beneficially owns any equity securities or rights to acquire securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities Exchange Commission. The name, age, present principal occupation or employment and five-year employment history of each of the Parent Designees are set forth below.

NAME                                           PRINCIPAL OCCUPATION OR OCCUPATIONS AND DIRECTORSHIPS
----                                           -----------------------------------------------------
W. Douglas Lewis.............................  Chairman, Chief Executive Officer and President of
                                               Bass Hotels & Resorts, Inc. since June 1999.
                                               Mr. Lewis served as Bass Hotels & Resorts' Executive
                                               Vice President-Information Services from January 1999
                                               to June 1999 and Executive Vice President and Chief
                                               Information Officer from May 1997 to January 1999.
                                               From 1993 to April 1997, he served as Vice President
                                               and Chief Information Officer for AT&T.

NAME                                           PRINCIPAL OCCUPATION OR OCCUPATIONS AND DIRECTORSHIPS
----                                           -----------------------------------------------------
Thomas Arasi.................................  President, Bass Hotels & Resorts, Inc., The Americas
                                               division since June 1999. Mr. Arasi served as
                                               Director and President of the Crowne Plaza Hotels &
                                               Resorts Division of Bass Hotels & Resorts from June
                                               1997 to June 1999. Prior to joining Bass Hotels &
                                               Resorts, he served as President of the Tishman Hotel
                                               Corporation from 1993 to May 1997.

John T. Sweetwood............................  Director of Bass Hotels & Resorts, Inc. since March
                                               1997. Mr. Sweetwood has served as President of the
                                               Midscale Hotels, North America division of Bass
                                               Hotels & Resorts since June 1999 and as President of
                                               the Express Division from March 1997 to January 1999.
                                               He also served as Director and Executive
                                               Vice-President-Chief Marketing Officer of Bass Hotels
                                               & Resorts, Inc. from July 1995 to 1997. He previously
                                               served as Vice President-International New Ventures
                                               for Ralston Purina from 1991 to July 1995.

Robert D. Hill...............................  Director, Executive Vice-President, General Counsel
                                               and Secretary of Bass Hotels & Resorts, Inc. and its
                                               predecessor companies since 1990.

Michael J. Corr..............................  Area President for the North America division of
                                               Crowne Plaza/Inter-Continental Hotels & Resorts since
                                               June 1999. He has served in the Bass Hotels & Resorts
                                               organization in various capacities since 1992,
                                               including Area President, Crowne Plaza, North America
                                               division from February 1998 to June 1999, Senior Vice
                                               President of Crowne Plaza Operations & Service from
                                               April 1997 to February 1998 and Vice President and
                                               Director of Worldwide Sales from November 1992 to
                                               April 1997.

Robert J. Chitty.............................  Vice President, Tax and Treasury, and Treasurer of
                                               Bass Hotels & Resorts, Inc, since August 1997. From
                                               1993 to August 1997, he was Managing Tax Director of
                                               CSX Corporation.

Richard L. Solomons..........................  Director and Senior Vice President of Finance of Bass
                                               Hotels & Resorts, Inc. since August 1999. Prior to
                                               August 1999, he was Finance Director of Britvic Soft
                                               Drinks Limited from April 1996 to August 1999 and
                                               Senior Corporate Finance and Planning Manager of Bass
                                               PLC from 1992 to March 1996. Mr. Solomons is a
                                               British citizen.

NAME                                           PRINCIPAL OCCUPATION OR OCCUPATIONS AND DIRECTORSHIPS
----                                           -----------------------------------------------------
James L. Kacena..............................  Vice President and General Counsel, Development and
                                               Acquisitions, of Bass Hotels & Resorts, Inc. since
                                               January 1999. He previously served in the Bass Hotels
                                               & Resorts organization as Vice President and General
                                               Counsel, Crowne Plaza Hotels & Resorts from February
                                               1997 to January 1999 and as Vice President and
                                               General Counsel for Company Managed Hotels from 1990
                                               to February 1997.

CURRENT DIRECTORS

    The following sets forth the name, age as of the date hereof, term and current principal occupation or employment and five-year employment history for the eight members currently serving on the Board. The Company's Amended and Restated Certificate of Incorporation provides for the classification of the Board into three classes (Class I, Class II and Class III), having staggered terms. The terms of the persons currently serving on the Board expire at the annual meetings for the years indicated: Messrs. Brack and Pinto, 2000;
Messrs. Dittman, Oliver and Read, 2001; and Messrs. Kline, Beckert and Whitman, 2002.

    J. PETER KLINE, 52, has been a director of the Company since it was formed in March 1998 and was a Director of Bristol Hotel Company ("BHC") from February 1995 until July 28, 1998. Since March 1998, Mr. Kline has been the Chairman and Chief Executive Officer of the Company. From 1981 until July 28, 1998, Mr. Kline was the President and Chief Executive Officer of BHC (and its predecessor, Harvey Hotel Company). Prior to 1981, Mr. Kline was a partner in Laventhol & Horwath ("L & H"), an international public accounting firm which specialized in services to the hospitality industry. From 1976 to 1980, Mr. Kline was in charge of L & H's Management Advisory Services division in Texas, which provided both operational and financial consulting services from offices in Dallas and Houston. From 1971 to 1976, Mr. Kline was based in Philadelphia, specializing in operational and financial systems consulting to national clients of L & H. Mr. Kline serves on the board of the North Texas Commission.

    JOHN A. BECKERT, 46, has been a director of the Company since it was formed in March 1998 and was a Director of BHC from February 1995 until July 28, 1998. Since March 1998, Mr. Beckert has been the President and Chief Operating Officer of the Company. Mr. Beckert joined BHC's predecessor, Harvey Hotel Company, in 1981 as part of the opening team for their first hotel. From 1985 until July 28, 1998, Mr. Beckert was the Chief Operating Officer and an Executive Vice President. Mr. Beckert also gained hospitality industry experience during three years with Marriott Corporation in its hotel and theme park division. Prior to his tenure with the Company, Mr. Beckert owned and operated his own Dallas restaurant and catering business. Mr. Beckert serves on the board of directors of the North Texas Food Bank.

    ROBERT A. WHITMAN, 46, has been a director of the Company since July 1998. Mr. Whitman has been President and Co-Chief Executive Officer of The Hampstead Group, an affiliate of Holdings, since 1991. Prior to 1991, Mr. Whitman was the Managing Partner and Chief Executive Officer of Trammell Crow Ventures.
Mr. Whitman served on the board of directors of BHC from November 1994 until June 1996. Mr. Whitman has also served as chairman of the board of Malibu Entertainment Worldwide, an AMEX-listed owner/operator of entertainment centers since 1996, and previously served as chairman of the board of the Forum
Group, Inc., a NASDAQ-traded operator of retirement communities, from 1993 until the sale of that company to Marriott International, Inc. in 1996. Mr. Whitman served as a director of Wyndham Hotel Company until its sale to Patriot American Hospitality, Inc. in 1998. Mr. Whitman is also the Chairman and Chief Executive Officer of Franklin Covey Company.

    REGINALD K. BRACK, JR., 62, has been a director of the Company since July 1998, and was a director of BHC from May 1997 to July 1998. From December 1986 to July 1997, Mr. Brack was the Chairman and

Chief Executive Officer of Time, Inc. Mr. Brack is currently a director of Interpublic Group of Companies, Inc., a NYSE-listed advertising agency.

    JAMES J. PINTO, 48, has been a director of the Company since July 1998.
Mr. Pinto has been the President of the Private Finance Group Corp., a private investment firm, since 1990. He is also a director of each of the following companies: Andersen Group, Inc. (electronics), Biscayne Holdings, Inc. (apparel), Empire of Carolina, Inc. (toys) and National Capital Management Corp. (finance). Mr. Pinto is also J. Peter Kline's spouse's brother-in-law.

    DAVID A. DITTMAN, 54, has been a director of the Company since July 1998, and was a director of BHC from December 1995 to July 1998. Since 1990, Mr. Dittman has been the Dean of the Cornell University School of Hotel Administration and an E. M. Statler Professor.

    THOMAS R. OLIVER, 58, has been a director of the Company since July 1998. Mr. Oliver is a director of Bass PLC Chief Executive Officer of Bass Hotels & Resorts ("BHR"), an affiliate of Bass. Mr. Oliver is also a member of the Bass PLC Executive Committee and board of directors. In addition, he is a director of Interface Corp. in Altanta, Georgia. He previously was Chairman and Chief Executive Officer of AudioFAX, Inc. of Atlanta, Georgia (a high-tech telecommunications company) and President and Chief Executive Officer of VoiceCom (a supplier of large-scale messaging systems). Prior to joining VoiceCom, Mr. Oliver held senior management positions at FedEx from 1978 to 1993, including serving as Chief Operating Officer and Executive Vice President of Worldwide Customer Operations for FedEx.

    KURT C. READ, 37, has been a director of the Company since July 1998. Prior to this period, he was a director of BHC from April 1997 to July 1998. Mr. Read has been a Senior Vice President since 1989 and a partner of The Hampstead Group and is also a director of Legend Airlines, Inc.

BOARD COMMITTEE

    During 1999, the Board held 4 regular meetings and conducted business by unanimous written consent one time. With the exception of Mr. Whitman, who missed two meetings, and Mr. Brack, who missed one meeting, each director attended all meetings of the Board held while he was a director. Committees of the Board included an audit committee (the "Audit Committee"), a compensation committee (the "Compensation Committee") and a directors' stock plan committee (the "Directors' Plan Committee"). Each Board member who was appointed to serve on one or more committees of the Board attended 100% of the meetings of the committees of the Board held while he was a member.

THE AUDIT COMMITTEE

    Pursuant to the Audit Committee's Charter, as amended, attached hereto as
Exhibit 1, the Audit Committee shall be appointed by the Board and composed of at least two directors and shall hold at least three regular meetings each year. All members of the Audit Committee shall be independent of the Company's management and free from any relationship that would interfere with the exercise of independent judgement. Currently, the members of the Audit Committee are David A. Dittman (Chairman), Reginald K. Brack, Jr. and Kurt C. Read (ex officio).

    The goal of the Audit Committee is to ensure a fair presentation of published financial information, the maintenance of a highly developed system of internal controls, policies and procedures to assure transactions are properly authorized and recorded, and the quality of internal and external audit efforts as well as the independence of Company's accountants. The Audit Committee reviews the Company's annual financial statements, the scope of the audit conducted and annual report on professional services provided by the Company's independent accountants, and the status of the Company's internal audit plan. Additionally, the Audit Committee reviews the Company's compliance with the Americans with Disabilities Act, environmental matters and lease and management contract obligations. This Committee also receives regular reports concerning the Company's workforce diversity and its charitable giving process.

    In 1999, the Audit Committee met three times and all member directors attended each meeting.

THE COMPENSATION COMMITTEE

    The Compensation Committee is to be comprised of a minimum of two independent directors. The current members of this Committee are Reginald K. Brack, Jr. (Chairman), Thomas R. Oliver and Kurt C. Read.

    The Compensation Committee administers the bonus, incentive compensation and employee stock option plans of the Company and approves the salaries and other benefits of the executive officers of the Company. In addition, the Compensation Committee consults with the Company's management regarding pension and other benefit plans as well as compensation policies and practices of the Company. Members of the Compensation Committee must be persons who are not full-time employees of the Company and are not eligible to receive options or other rights under any Company employee stock or other benefit plan (other than plans in which only directors may participate).

    In 1999, the Compensation Committee met once and all member directors attended the meeting.

THE DIRECTORS' PLAN COMMITTEE

    The current members of the Directors' Plan Committee are J. Peter Kline (Chairman) and Kurt C. Read.

    The Directors' Plan Committee oversees the administration of the Non-Employee Directors' Option Plan (described in more detail under "Director Compensation").

    In 1999, the Directors' Plan Committee met once and both member directors attended the meeting.

DIRECTOR NOMINATION PROCEDURES

    Pursuant to the Company's Bylaws, nominations for directors can only be made at the annual meeting of stockholders by the Board or by any stockholder, except as granted to Bass and to Holdings as parties to a stockholders agreement with the Company. All nominations by stockholders must be made in written form to the Secretary of the Company and must be delivered to the Company not less than 60 days prior to the annual meeting of stockholders. If public announcement of the date of the annual meeting is not made more than 75 days prior to the date of the annual meeting, the stockholder's notice must be received no later than the close of business on the tenth day following the day on which the announcement of the meeting date is first made. The stockholder's notice must include: (i) the name and address of the stockholder and his/her nominee;
(ii) proof the stockholder is the holder of record of Company stock and intends to appear in person or by proxy at the annual meeting; (iii) the class and number of shares of Company stock owned by stockholder and by his/her nominee;
(iv) a description of all agreements between relevant parties pursuant to which the nomination is to be made; (v) any other information regarding the stockholder's nominee that would be required to be included in a proxy statement soliciting proxies for the election of the stockholder's nominee; and (vi) the signed consent of each nominee to serve as a director of the Company if so elected. The presiding officer of the annual meeting determines whether or not a nomination was made in accordance with the foregoing requirements and the requirements of the securities laws

DIRECTOR COMPENSATION

    The 1998 Non-Employee Directors Stock Option Plan ("NEDSO Plan") is designed to encourage the outside directors to own Company shares. Only directors who are not employees of the Company or a person or entity that beneficially owns 9% or more of the outstanding Company Common Stock are eligible to participate in the NEDSO Plan. The directors currently eligible to receive options under the NEDSO Plan are Reginald K. Brack, Jr., David A. Dittman and James J. Pinto.

    Under the NEDSO Plan, the Company grants to each eligible director on the date the individual becomes a director an initial option to purchase 25,000 Company shares. A portion of the initial option becomes exercisable at each of the next three annual stockholders meetings if the director has continued to serve as a director during that time. Thereafter, the Directors' Plan Committee may, but is not obligated to, annually grant each eligible director an option to purchase up to 25,000 Company shares which becomes exercisable as determined by the Directors' Plan Committee on the date of grant. The exercise price of the options granted under the Plan will generally be the market value of the Company common shares on the day the option is granted and may be paid by check, Company Common Stock held by the eligible director for at least six months, or a combination of check and Company Common Stock. There were no grants of options to directors under the NEDSO Plan in 1999.

    Effective February 11, 2000, the committee granted 15,000 options issued wth an exercise price of $4.50 and the choice of additional compensation or a matching gift to a charity of the director's choice in the amount of $5,000.

    Other than the options, directors are not presently expected to receive any compensation for their services as directors.

                               EXECUTIVE OFFICERS

    The following table sets forth certain information regarding the current executive officers of the Company. The biographical information concerning Messrs. Kline and Beckert is set out in the section entitled "Current Directors."

    J. PETER KLINE, 52, Chairman and Chief Executive Officer.

    JOHN A. BECKERT, 46, President and Chief Operating Officer.

    JEFFREY P. MAYER, 43, has served as the Executive Vice President and Chief Financial Officer of the Company since March 1998. In January 2000, he began serving as the Treasurer of the Company. He was the Senior Vice President and Chief Financial Officer of BHC from January 1996 until July 1998. From 1993 to 1996, Mr. Mayer served as Senior Vice President, Corporate Controller and Chief Accounting Officer of Host Marriott (formerly Marriott Corporation), as Vice President--Project Finance of Marriott from 1991 to 1993, and in various positions with Marriott's finance department from 1986 to 1991. Prior to joining Marriott, Mr. Mayer was Audit Manager with Arthur Andersen & Co. in Atlanta, Georgia.

                             EXECUTIVE COMPENSATION

    The following table sets forth certain information regarding the compensation paid to the Company's Chief Executive Officer and each of the three other executive officers who earned at least $100,000 in total salary and bonus in 1999 (the "Named Executive Officers").

                                                                                       SECURITIES
                                                                                       UNDERLYING
                                               ANNUAL COMPENSATION    RESTRICTED       OPTIONS (2)
                                               --------------------     STOCK      -------------------      ALL OTHER
NAME AND PRINCIPAL POSITION           YEAR      SALARY    BONUS (1)     AWARD      BRISTOL     FELCOR    COMPENSATION (4)
---------------------------         --------   --------   ---------   ----------   --------   --------   ----------------
J. Peter Kline....................    1999     $472,499   $165,000         --           --         --       $    4,036
Chairman, Chief Executive Officer     1998      472,499    177,188         --           --         --        1,579,780
                                      1997      457,307     91,461         --       15,000     20,550            4,750

John A. Beckert...................    1999     $472,499   $165,000         --           --         --       $    4,036
President, Chief Operating Officer    1998      472,499    177,188         --           --         --        1,596,069
                                      1997      457,307     91,461         --       15,000     20,550            4,750

Jeffrey P. Mayer..................    1999     $275,001   $150,000         (3)      80,000         --       $    3,118
Executive Vice President and Chief    1998      275,001    144,375         --           --         --            7,444
  Financial Officer                   1997      257,115     51,423         --       12,500     17,125           44,723

Robert L. Miars (5)...............    1999     $236,251   $     --         --       20,000         --       $    3,082
Senior Vice President--Design,        1998      236,251     69,694         --           --         --            5,899
  Construction and Engineering        1997      229,604     68,881         --       10,000     13,700            4,750

------------------------

(1) The bonus amounts for all years are based on amounts earned during the calendar year regardless of when paid.

(2) Reflects options to acquire shares of the Company and FelCor Lodging Trust, Incorporated common stock granted pursuant to the Company's 1995 Equity Incentive Plan, adjusted to reflect the 1997 Stock Split and the Spin-off.

(3) On July 1, 1999, Mr. Mayer received 50,000 restricted shares of the Company's common stock, which vest 25% per annum beginning February 16, 2000.

(4) Consists of the following:

                                                        KLINE       BECKERT      MAYER      MIARS
                                                      ----------   ----------   --------   --------
    1999
    401(k) and non-qualified savings plan matching
      contributions.................................  $    4,036   $    4,036   $ 3,118     $3,082
                                                      ----------   ----------   -------     ------
        Total 1999..................................  $    4,036   $    4,036   $ 3,118     $3,082
                                                      ==========   ==========   =======     ======
    1998
    Compensation recognized upon exercise of stock
      options.......................................  $1,574,780   $1,586,067   $    --     $   --
    401(k) and nonqualified savings plan matching
      contributions.................................       5,000       10,002     7,444      5,899
                                                      ----------   ----------   -------     ------
        Total 1998..................................  $1,579,780   $1,596,069   $ 7,444     $5,899
                                                      ==========   ==========   =======     ======
    1997
    401(k) and nonqualified savings plan matching
      contributions.................................  $    4,750   $    4,750   $ 3,462     $4,750
    Relocation reimbursement........................          --           --    41,261         --
                                                      ----------   ----------   -------     ------
        Total 1997..................................  $    4,750   $    4,750   $44,723     $4,750
                                                      ==========   ==========   =======     ======

(5) Mr. Miars resigned as Senior Vice President of the Company on December 31, 1999 and is currently employed by the Company in an advisory capacity to the Design, Construction and Engineering department

STOCK OPTIONS GRANTED DURING FISCAL 1999

    The following table sets forth certain information with respect to the grant of options during the year ended December 31, 1999 to the Named Executive
Officers:

OPTION GRANTS IN LAST FISCAL YEAR

                                                 PERCENT OF                                   POTENTIAL REALIZABLE
                                                TOTAL OPTIONS                                   VALUE AT ASSUMED
                                 NUMBER OF       GRANTED TO                                ANNUAL RATES OF STOCK PRICE
                                SECURITIES        EMPLOYEES                              APPRECIATION FOR OPTION TERM(1)
                                UNDERLYING           IN         EXERCISE   EXPIRATION   ---------------------------------
NAME                          OPTIONS GRANTED    FISCAL YEAR     PRICE        DATE        0%(2)        5%          10%
----                          ---------------   -------------   --------   ----------   ---------   ---------   ---------
J. Peter Kline..............           --              --           --          --            --          --          --
John A. Beckert.............           --              --           --          --            --          --          --
Jeffrey P. Mayer............       80,000           15.2%        $6.38        2009       $29,600    $369,203    $890,221
Robert L. Miars.............       20,000            3.8%        $6.38        2009       $ 7,400    $ 92,301    $222,555

------------------------

(1) The potential realizable value portion of the foregoing table illustrates value that might be realized upon exercise of the options immediately prior to the expiration of their term, assuming the specified compounded rates of appreciation over the term of the options. These numbers do not take into account provisions of certain options providing for termination of the option following termination of employment, nontransferability or vesting over periods. The use of the assumed 5% and 10% returns is established by the SEC and is not intended by the Company to forecast possible future appreciation of the price of the Company shares.

(2) Market price the date of grant was $6.75. Amounts presented as 0% appreciation represents the difference between the market and grant price on the date of grant.

1999 FISCAL YEAR-END OPTION VALUES

                                            SECURITIES UNDERLYING                       VALUE OF UNEXERCISED
                                             UNEXERCISED OPTIONS                        IN-THE-MONEY OPTIONS
                                           AT DECEMBER 31, 1999(1)                     AT DECEMBER 31, 1999(2)
                                  -----------------------------------------   -----------------------------------------
                                     UNEXERCISABLE          EXERCISABLE          UNEXERCISABLE          EXERCISABLE
                                  -------------------   -------------------   -------------------   -------------------
NAME                              BRISTOL     FELCOR    BRISTOL     FELCOR    BRISTOL     FELCOR    BRISTOL     FELCOR
----                              --------   --------   --------   --------   --------   --------   --------   --------
J. Peter Kline..................   48,750     66,788      3,750      5,138    $95,785    $368,146   $    --    $    --
John A. Beckert.................   48,750     66,788      3,750      5,138     95,785     368,146        --         --
Jeffrey P. Mayer................  128,375     66,274     61,625     84,426     28,462      22,643    42,693     33,965
Robert L. Miars.................   55,250     48,293      7,000      9,590     63,218     242,977        --         --

------------------------

(1) This represents the total number of shares subject to stock options held by the Named Executive Officers at December 31, 1999. These options were granted on various dates during the years 1995 through 1999.

(2) The closing price per share of the Company common stock as reported in the NYSE Composite Transactions Report on December 31, 1999 was $5.0625, and the closing price of FelCor common stock on December 31, 1999 was $17.50. Value is calculated on the basis of the difference between the option exercise price and the closing prices multiplied by the number of shares of the Company and FelCor Lodging Trust, Incorporated stock covered by the option.

EXECUTIVE COMPENSATION PLANS AND ARRANGEMENTS

    THE MANAGEMENT INCENTIVE PROGRAM.

    All management employees are eligible for a cash bonus based upon the achievement of specified targets and goals for the Company. Each of the executive officers is eligible to receive annual bonus awards based on the achievement of criteria established by the Compensation Committee.

    401(K) PLAN

    Eligible employees may contribute to the 401(k) plan through salary deferral elections of not less than 1% nor more than 16% of their salary. The Company matches contributions with $.50 for each dollar contributed, up to 6% of a participant's salary. The Board may grant additional matching contributions, subject to statutory limitations. Contributions by participants are 100% vested and contributions by the Company vest ratably over five years of continuous employment. The 401(k) plan is intended to qualify under section 401 of the Internal Revenue Code so that contributions by participants or the Company to the 401(k) plan, and income earned on such contributions, are not taxable to the participants until withdrawn from the Company 401(k) plan.

    1998 EQUITY INCENTIVE PLAN

    The 1998 Equity Incentive Plan (the "1998 Plan") is designed to attract and retain the Company's qualified officers and other key employees. The plan authorizes the grant of options to purchase Company shares, stock appreciation rights, restricted stock, deferred stock, performance stock and performance units. The Compensation Committee administers the 1998 Plan and determines to whom awards will be granted, as well as the number of shares, the exercised period and other terms and conditions of a particular grant. The 1998 Plan was amended in 1999 to increase the maximum potential options that each manager of the Company could receive under the 1998 Plan. As of December 31, 1999, there were outstanding options granted under the 1998 Plan to purchase an aggregate of 482,373 shares of the Company Common Stock.

    As of December 31, 1999, there were outstanding options granted under the former Bristol Hotel Company Second Amended and Restated 1995 Equity Incentive Plan (the "1995 Plan") to purchase an aggregate of 517,184 shares of the Company Common Stock. These options generally vest over four or five years from the date of grant, with certain options becoming fully vested upon specified anniversaries from the date of grant. The Company does not intend to grant additional options under the 1995 Plan.

NON-QUALIFIED SAVINGS PLAN

    The Company offers a non-qualified savings plan (the "NQSP") to its highly compensated employees (those making a base salary of $100,000 or higher per year) in addition to the 401(k) plan. Eligible employees may contribute through salary deferrals up to 25% of their base salary and 100% of their bonus to the NQSP. The Company matches contributions with $.50 for each dollar contributed, up to 3% of a participant's salary. The Board of Directors may, in addition, grant additional matching contributions, subject to statutory limitations. The maximum matching contribution that participants may receive under the 401(k) and the NQSP, combined, was $10,000 for 1999. Contributions by participants are 100% vested and contributions by the Company vest ratably over five years of continuous employment, or upon a change of control of the Company. Interest is credited quarterly to the participant's accounts at a rate equal to the effective rate of interest on the Company's line of credit. Contributions by participants or by the Company to the NQSP, and income earned on such contributions, are not taxable to the participants until withdrawn from the NQSP.

EMPLOYMENT AGREEMENTS

    Messrs. Kline, Beckert and Mayer entered into employment agreements with the Company that expire in 2001, and provide for the payment of annual base salaries of at least $450,000, $450,000 and $275,000, respectively, and certain severance benefits upon termination by the Company without cause. Salaries for 1999 were based on the 1998 levels plus merit increases. The Compensation Committee reviews salaries of the executive officers from time-to-time by comparison to executives at other companies, both inside and outside the lodging industry, and through overall assessments of the performance of each executive.

COMPENSATION COMMITTEE'S REPORT ON EXECUTIVE COMPENSATION

    The compensation for the Company's executive officers (J. Peter Kline, John A. Beckert, Jeffrey P. Mayer and Robert L. Miars) consists of a base salary, an incentive bonus and stock option grants.

    Messrs. Kline, Beckert and Mayer entered into employment agreements with the Company, which provide for annual base salaries of at least $450,000, $450,000 and $275,000, respectively. The agreements also provide for certain severance benefits upon termination by the Company without cause. Salaries for 1999 were based on the 1998 levels plus merit increases. The Committee reviews salaries of the executive officers from time-to-time by comparison to executives at other companies, both inside and outside the lodging industry, and through overall assessments of the performance of each executive

    Under the bonus program for the company's executive officers (excluding
Mr. Miars) in 1999, each officer was eligible to receive an incentive award consisting of a subjective bonus of up to 35% of base compensation, an objective bonus based on recurring company Earnings Per Share Growth of 25% or more and a discretionary bonus for other events.

    For 1999, the company's Earnings Per Share did not grow at least 25% over the prior year and no portion of this bonus was earned. Subjective awards of $165,000 each for Mr. Kline and Mr. Beckert and $96,250 for Mr. Mayer were awarded based on achievement of the subjective goals assigned to each executive. An additional award of $53,750 was awarded to Mr. Mayer in recognition of his leadership in various cost-reduction efforts undertaken during the year.

    Mr. Miars did not receive an incentive award for 1999. All other bonus payments were made after the conclusion of the year.

                                          Respectfully submitted,
                                          Thomas R. Oliver
                                          Kurt C. Read
                                          Reginald K. Brack, Jr., Chairman

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Mr. Oliver, a current member of the Compensation Committee, is a director of Bass PLC. The Company, through its subsidiaries, has entered into franchise agreements with affiliates of Bass, which generally require the payment of franchise fees equal to 5% of room revenues. The Company paid $51.3 million to affiliates of Bass, including $29.8 million for franchise royalty and marketing fees, and $5.9 million for frequent guest program fees in 1999. The balance of the fees paid were for the reservation system and other amounts due under the franchise agreements.

    During 1999, no executive officers of the Company served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Board or Compensation Committee.

                               PERFORMANCE GRAPH

    The following graph compares the Company's cumulative total stockholder return on its common stock from the date the Company Common Stock was first traded as a public company through December 31, 1999, with the Standard & Poor's 500 Stock Index and a peer group consisting of three publicly traded lodging companies that lease and manage, but do not typically own, hotels. Due to the relatively few publicly traded lodging companies that do not also own hotels, two of these companies are associated with a brand and the third, like the Company, is not associated with a brand. The peer group consisted in 1998 of Marriott International, Inc., Promise Hotel Corporation and Meristar Hotels & Resorts, Inc. In 1999, Promise Hotel Corporation was replaced by Prime Hospitality Corp. for use in the Peer Group.

                 COMPARISON OF 17 MONTH CUMULATIVE TOTAL RETURN
              AMONG BRISTOL HOTELS & RESORTS, THE S & P 500 INDEX
                                AND A PEER GROUP

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                          7/28/98  12/31/98  12/31/99
Bristol Hotels & Resorts      100     89.09     73.64
Peer Group                    100     84.86     92.46
S&P 500 Index                 100       109    129.99

                                                      7/28/98    12/31/98   12/31/99
                                                      --------   --------   --------
Bristol Hotels & Resorts............................   100.00      89.09      73.64
Peer Group..........................................   100.00      84.86      92.46
S&P 500 Index.......................................   100.00     109.00     129.99

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

PRE-EMPTIVE RIGHTS

    Bass and Holdings have the right, in connection with any offering of equity securities of the Company in excess of $10 million, to purchase on the same terms as such offering a sufficient number of the Company's shares to maintain their respective percentage ownership of the Company's shares immediately prior to such offering. This right does not apply if such acquisition would violate rules which prohibit a stockholder from owning 10% or more of the outstanding shares of a Real Estate Investment Trust and a related tenant at the same time. This right will expire for Bass or Holdings if that stockholder fails to exercise the right three times, or if it owns less than 25% of its initial shares of Company. Mr. Whitman and Mr. Read are executive officers of The Hampstead Group, an affiliate of Holdings. Mr. Oliver is a director of Bass PLC.

BOARD REPRESENTATION AND VOTING

    Bass and Holdings are entitled to nominate one director for election to serve on the Board for so long as it owns at least 25% of the Company's shares it owned at the time of the Company's spin-off from BHC, after taking into consideration the Company's redemption of the Bass shares that exceeded 9.9% of the outstanding Company shares. Both Bass and Holdings agree to vote for the other's designee for so long as they both own at least 25% of their initial shares. The Board includes two members, Mr. Read and Mr. Oliver, originally nominated to the BHC Board by Bass and Holdings, respectively. Mr. Whitman and Mr. Read are executive officers of The Hampstead Group, an affiliate of Holdings. Mr. Oliver is a director of Bass PLC.

HOLIDAY INN FRANCHISE ARRANGEMENTS

    The Company has agreed with affiliates of Bass to add a total of 8,700 Holiday-branded rooms to its portfolio of owned or operated hotels by April 1, 2003. If the Company fails to meet certain threshold targets for adding rooms over that period, it will be required to pay damages in accordance with a specified formula unless certain exceptions apply. The Company's obligation will terminate upon the earlier to occur of (i) six months after notice of termination by BHR of its obligation to offer the Company acquisition and development opportunities, or (ii) the date when affiliates of Bass no longer hold a controlling equity interest in the entity that franchises Holiday Inn Hotel brands or in the entity that directly or indirectly holds the intellectual property rights related to the Holiday Inn, Holiday Inn Select, Holiday Inn Express or Crowne Plaza brands.

    The Company, or one of its subsidiaries, has entered into franchise agreements with affiliates of Bass which generally require the payment of franchise fees equal to 5% of room revenues. Amounts paid to Bass pursuant to these franchise agreements and related marketing, advertising and reservation services were $51.3 million and $18.0 million, including $29.8 million and $11.2 million for franchise royalty and marketing fees and $5.9 million and $2.3 million of frequent guest program fees for the year ended December 31, 1999 and the period from the Company's inception through December 31, 1998, respectively.

RIGHT OF FIRST OFFER FOR NEW OPPORTUNITIES

    Affiliates of Bass have agreed to offer the Company any opportunity it has to acquire or develop a midscale lodging facility located in the United States or Canada. They will be permitted, however, to terminate such obligations at any time after October 28, 1998, upon six months' advance notice to the Company, and manage and develop an unlimited number of hotels in the United States and Canada for research and training other than in the same geographic markets as the Company's hotels. If they propose to sell any research and training hotel that it owns, it must first offer to sell such hotel to the Company. Mr. Oliver, a member of the Compensation Committee, is a director of Bass PLC.

FELCOR LODGING TRUST INCORPORATED

    FelCor Lodging Trust, Incorporated ("FelCor"), or one of its subsidiaries, is the owner of 100 of the hotels which the Company leases, and owns a 50% joint venture interest in a hotel operated by the Company. An affiliate of Holdings holds a 14.2% interest in FelCor and Bass holds an 8.1% interest in FelCor. Donald J. McNamara is FelCor's Chairman of the Board and is also Chairman of The Hampstead Group, an affiliate of Holdings. Richard C. North is a FelCor director and a director of Bass PLC, Bass' parent company.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Directors, officers and greater than 10% stockholders are required by the Exchange Act regulations to furnish the Company with copies of all Section 16(a) forms they file.

    To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 1999, all reports required by Section 16(a) to be filed by its directors, officers and greater than 10% beneficial owners were filed on a timely basis.

                                 EXHIBIT INDEX

EXHIBIT                                         DESCRIPTION
-------                                         -----------
          1             Amended and Restated Bristol Hotels & Resorts Audit
                        Committee of the Board of Directors Charter

                                   EXHIBIT 1

                              AMENDED AND RESTATED
                            BRISTOL HOTELS & RESORTS
               AUDIT COMMITTEE OF THE BOARD OF DIRECTORS CHARTER

Whereas, the Board of Directors of Bristol Hotels & Resorts (the "Company") has authority to form committees to exercise such authority, powers and duties as may be delegated from time to time by the Board of Directors; and

Whereas, an Audit Committee of the Board of Directors was initially created by resolutions adopted on September 9, 1998 by Bristol Hotels & Resorts; and

Whereas, the Board of Directors desires to amend and restate the authority, powers and duties of the Audit Committee;

Now, therefore, on November 10, 1999, the Board of Directors unanimously resolves with respect to the Audit Committee that the Audit Committee Charter is stated in its entirety as follows:

                            AUDIT COMMITTEE CHARTER

I. COMPOSITION AND TERMS OF OFFICE

    A. The Audit Committee (the "Committee") shall be appointed by the Board of Directors and shall be composed of at least two directors. All members shall be independent of management and free from any relationship that would interfere with the exercise of independent judgement. The Chairman of the Committee shall be appointed by the Board of Directors.

    B. Members of the Committee shall serve until the next meeting of the Board of Directors which coincides with the Annual Meeting of the Shareholders or until their successors are appointed.

II. MEETINGS

    The Committee shall hold at least three regular meetings each year and such additional meetings as may be deemed necessary by the Committee Chairman. Minutes of each Committee meeting shall be submitted to the Board of Directors. At the discretion of the Board of Directors, the Chairman of the Committee will report verbally to the full Board of Directors on matters discussed or any action taken at previous Committee meetings.

    To assure the Committee's access to the Company's internal auditors, independent public accountants and key financial management, the Committee may request, as it deems appropriate, attendance at its regular meetings of the independent public accountants, Chief Accounting Officer, Chief Financial Officer, Internal Audit Director, and such other members of the Company's management as circumstances require. At least annually, the Committee shall meet separately with the Internal Audit Director and separately with the independent public accountants without members of management present.

    Minutes of each meeting shall be taken by the Corporate Secretary or his or her delegate and circulated for approval at the next succeeding meeting of the Committee. Approved minutes will then be submitted to the Board of Directors at its next meeting for ratification of any action reported as having been taken by the Committee. Copies of all minutes of Committee meetings shall be provided to the Secretary of the Company for retention with the permanent records of the Company.

III. GOALS

    Management has primary responsibility for the integrity and objectivity of the Company's financial reporting subject to oversight by the Board of Directors. The Committee shall, on behalf of the Board of Directors, review management's actions in this regard to ensure that:

    A. A fair presentation of published financial information is made in accordance with generally accepted accounting principles and in compliance with all applicable professional and regulatory requirements;

    B. A highly developed system of internal controls, policies and procedures is maintained;

    C. The system of internal controls, policies and procedures provides reasonable assurance that transactions are properly authorized and recorded to adequately safeguard the Company's assets and permit preparation of the financial statements in accordance with generally accepted accounting principled;

    D. The system of internal controls, policies and procedures provides reasonable assurance that the risk of significant criminal misconduct is minimized and that any such misconduct, should it occur, will be detected; and

    E. The quality of internal and external audit efforts is adequate and the Company's public accountants are independent.

IV. DUTIES AND RESPONSIBILITIES

    In meeting its responsibilities, the Audit Committee is expected to perform the following:

    A.  FINANCIAL REPORTING

       1. Review Bristol Hotels & Resorts annual financial statements, including discussion of any unusual or non-recurring items, with the Chief Financial Officer prior to issuance to the public. Discuss annual audit results and the auditors' reports with the Company's independent public accountants.

       2. Review accounting principles applied in financial reporting with particular emphasis on any changes from principles followed in prior years.

       3. At least annually, met with in-house counsel to discuss legal matters that may have a material impact on the financial statements. Meet with outside counsel as appropriate.

       4. At least annually, meet with appropriate management to review tax matters affecting the Company.

       5. Review reasons for obtaining second opinions on significant accounting issues and any actions taken by management in reliance on any such opinion.

       6. Annually review Company's compliance with lease and management contract obligations.

    B.  RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

       1. Annually, confirm management's recommendation as to selection of the Company's independent public accountants. Recommend appointment of independent public accountants annually to the Board of Directors for submission to shareholders for approval.

       2. Review annual letter from the Company's independent public accountants affirming their independence and their free access to the Audit Committee.

       3. Receive annual report from the Company's independent public accountants on the quality of the services provided by their firm. This will potentially include a discussion of lawsuits

           (outstanding and settled in the past year), SEC enforcement actions against the firm and the firm's clients arising from accounting/disclosure matters, and the latest peer review report.

       4. If requested, representatives of the Company's independent public accountants shall be present at each meeting of the Committee. Members of the Committee shall have unrestricted access to such representatives with or without the presence of management.

    C.  AUDIT PLANS AND OVERALL CONTROL ENVIRONMENT

       1. Annually, review audit plans with the Company's Internal Audit Director and its independent public accountants and evaluate adequacy of proposed audit scope.

       2. Review appointment, replacement, reassignment, or dismissal of the Company's Internal Audit Director.

       3.  Review progress of internal audit plan and key findings.

       4. Review with independent public accountants and Internal Audit Director the overall adequacy and effectiveness of internal controls, and policies and procedures.

       5. Annually, review the follow up by management of independent public accountants and internal audit matters covered by the Company's independent public accountants' letter of recommendations. Review management's actions regarding prior year recommendations.

    D.  DIVERSITY

       1. Annually, review the diversity of the Bristol Hotels & Resorts workforce.

       2. Review plan(s) to promote workforce diversity, minority owned business purchasing, and involvement in minority community activities and organizations.

       3.  Review any legal issues regarding workforce diversity.

    E.  OTHER

       1. Institute investigations of suspected improprieties on any material matter selected by the Committee, using special counsel or outside experts when necessary. The Internal Audit Department will be available to provide staff support for the Audit Committee.

       2. Annually, disclose amounts received by Audit Committee members from the Company and its affiliates and any other transactions with the Company or its affiliates, to which they are a party, other than amounts received for service as a Director or Board Committee member. Such disclosure shall be noted in the minutes of the appropriate Committee meeting.

       3. Annually, review significant related party transactions or other significant conflicts of interest between the Company and its officers, directors, and major shareholders.

       4. Annually, review the Company's charitable giving process. Review recipients for ties to Company operations.

       5. Annually, review and propose amendments, as appropriate, on the Committee's charter to the Board of Directors.